UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	29 October 2026 - “Commencement of £500m Share Buyback Programme”

99.1

Haleon plc: Commencement of £500m Share Buyback Programme

29 October 2026: Haleon plc (the "Company", or "Haleon") today announces that, as set out in the 2026 Q3 Trading Statement announcement on 29 October 2026, it is commencing a share buyback programme to purchase ordinary shares of £0.01 each in the Company (the "Shares"). Haleon will buy up to an aggregate consideration of £500 million (the "Buyback Programme"), in line with its stated capital allocation priorities, including delivering attractive shareholder returns. The purpose of the Buyback Programme is to reduce the Company’s share capital and to meet the Company’s obligations under its employee share plans.

In connection with the Buyback Programme, the Company has entered into an irrevocable agreement with Citigroup Global Markets Limited (“Citi”) for the purchase of Shares. Under the terms of this agreement, any purchases will be carried out on the London Stock Exchange, CBOE Europe Limited and/or Aquis. The Buyback Programme will end no later than 19 February 2027.

Citi will make its trading decisions independently of Haleon, including with respect to the timing of purchases and during any closed period.

Upon conclusion of this Buyback Programme, approximately 80% of the Shares purchased by the Company will be cancelled. The remainder, will be held as treasury shares (with no voting or dividend rights) for the purposes of satisfying Haleon’s obligations under its existing employee share plans in 2027 and 2028.

Notes
The maximum number of Shares that may be purchased as part of the Buyback Programme under the Company’s existing authority obtained at its Annual General Meeting held on 29 April 2026 (the “AGM Authority”) is 805,110,900, being the amount of the AGM Authority not yet utilised as at the date of this announcement.

Any purchases of Shares under the Buyback Programme contemplated by this announcement will be effected within certain pre-set parameters and will be subject to the terms of the arrangement with Citi. The Buyback Programme will operate in accordance with (i) the AGM Authority; (ii) the assimilated UK Market Abuse Regulation No. 596/2014 and assimilated Commission Delegated Regulation (EU) 2016/1052 (in each case as they form part of law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) (as amended) and (iii) Chapter 9 of the UK Financial Conduct Authority’s UK Listing Rules.

There is no guarantee that the Buyback Programme will be implemented in full or of the number of Shares that will be bought back by the Company. The Company will make further regulatory announcements in respect of purchases of Shares under the Buyback Programme as they occur.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren – are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: October 29, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary